

Reid Yeoman · 3rd

CFO / COO at Denim.LA

Austin, Texas Area · 500+ connections · **Contact info**

Denim.LA

UCLA Anderson Scho
Management

Experience

CFO / COO
Denim.LA · Full-time
Oct 2019 – Present · 6 mos
Austin, Texas Metropolitan Area



CFO at Hurley
Hurley
Dec 2017 – Sep 2019 · 1 yr 10 mos
Orange County, California Area



Nike
2 yrs 7 mos

Finance Director - Strategic Investments
Sep 2016 – Dec 2017 · 1 yr 4 mos
Beaverton, Oregon

Finance Manager - Global Business Planning
Jun 2015 – Sep 2016 · 1 yr 4 mos
Beaverton, Oregon



Qualcomm | Qualcomm Technology Licensing (QTL)
4 yrs



Staff Financial Analyst
Oct 2014 – Jun 2015 · 9 mos



Business Process Analyst Staff
Apr 2013 – Oct 2014 · 1 yr 7 mos

Show 1 more role ∨



Senior Analyst
University of California at San Diego
Mar 2008 – Jul 2011 · 3 yrs 5 mos
Greater San Diego Area

Show 1 more experience ∨

Education



UCLA Anderson School of Management
Master of Business Administration (MBA), International Business Strategy
2010 – 2013
Activities and Societies: Management Consulting Association & Marketing Association

Honors: Finalist, 2012 Net Impact Consulting Challenge



University of California, Santa Barbara
BA, Law & Society
2000 – 2004

Honors: Dean's List Honors (02 - 04)

Licenses & Certifications

Pragmatic Marketing Certification (PMC)
Pragmatic Marketing
Issued Dec 2012 · No Expiration Date

Project Management Professional (PMP)

Project Management Institute
Issued Apr 2012 · No Expiration Date



